                                                                Clete T. Brewer



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                AMENDMENT NO. 1

                   Under the Securities Exchange Act of 1934

                                STAFFMARK, INC.
                                ---------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  852389-10-5
                                 -------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                               Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 852389-10-5                                         Page 2 of 5 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Clete T. Brewer

2.       Check the appropriate box if a member of a group

                                                                 (a)  [ ]

                                                                 (b)  [x]

3.       SEC USE ONLY

4.       Citizenship or Place of Organization

         United States of America

                        [        5.      Sole Voting Power -          996,334
                        [
Number of Shares        [        6.      Shared Voting Power -         750(1)
Beneficially Owned      [
By Each Reporting       [        7.      Sole Dispositive Power -     996,334
Person With       [
                        [        8.      Shared Dispositive Power -    750(1)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         997,084

10.      Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares
         Not Applicable                                                    [ ]

11.      Percent of Class Represented by Amount in Row 9

         5.21%

12.      Type of Reporting Person
         IN





----------------------------------
     (1)Shares are held by Mr. Brewer's spouse and Mr. Brewer disclaims beneficial ownership.

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                         Page 3 of 5 pages


 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Item 1(a).       Name of Issuer

                          StaffMark, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices

                          302 East Millsap Road
                          Fayetteville, Arkansas  72703

Item 2(a).       Name of Person Filing

                          Clete T. Brewer

Item 2(b).       Address of Principal Business Office or, if None, Residence

                          302 East Millsap Road
                          Fayetteville, Arkansas  72703

Item 2(c).       Citizenship

                          United States of America

Item 2(d).       Title of Class of Securities

                          Common Stock, $.01 par value

Item 2(e).       CUSIP No.

                          852389-10-5

Item 3.                   Not Applicable

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                         Page 4 of 5 pages


Item 4.                   Ownership

                          (a)     Amount Beneficially Owned:  997,084 shares(1)

                          (b)     Percent of Class:  5.21%

                          (c)     Number of shares as to which such person has:

                                  (i)      sole power to vote or to direct the
                                           vote - 996,334

                                  (ii)     shared power to vote or to direct
                                           the vote - 750(1)

                                  (iii)    sole power to dispose or to direct
                                           the disposition of - 996,334

                                  (iv) shared power to dispose or to direct the disposition of - 750(1)

Item 5.                   Ownership of Five Percent or Less of a Class

                          Not Applicable

Item 6.                   Ownership of More than Five Percent on Behalf of
                          Another Person

                          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                          Not Applicable

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

         (1) 750 shares are held by Mr. Brewer's spouse and Mr. Brewer disclaims beneficial ownership.

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                         Page 5 of 5 pages


Item 8.                   Identification and Classification of Members of the
                          Group

                          Not Applicable

Item 9.                   Notice of Dissolution of Group

                          Not Applicable

Item 10.                  Certification

                          Not Applicable


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                2-2-98
                                  ----------------------------------
                                  Date


                                   /s/ Clete T. Brewer
                                  ----------------------------------
                                  Clete T. Brewer
                                  President, Chief Executive Officer